GIDDY-UP PRODUCTIONS, INC.
409-903 19th Avenue SW
Calgary, Alberta  T2T 0H8
tel: (403)399-6402   fax: (866)900-0582


                                                               February 21, 2008

Amanda  McManus
Branch  Chief
Securities  and  Exchange  Commission
Division  of  Corporation  Finance
100  F  Street  N.E.
Washington,  D.C.  20549

     Re:     GIDDY-UP  PRODUCTIONS  INC.
             REGISTRATION  STATEMENT  ON  FORM  S-1
             FILED  DECEMBER  14,  2007
             FILE  NO.  333-148076

Dear  Ms.  McManus:

We hereby respectfully request, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on February 27, 2007 at 4:30 p.m. (Eastern Time) or as soon as practicable thereafter.

We acknowledge that if the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing.

We further acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

We further acknowledge that the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                         Yours  very  truly,



                                         /s/ Zoltan Nagy
                                         Zoltan  Nagy
                                         President  &  CEO